C21 Investments Restructures Debt Servicing and Terms of   Phantom Farms Acquisition

Eight Capital engaged as financial advisor to help assess strategic alternatives

VANCOUVER, November 21, 2019 - C21 Investments Inc. ("C21 Investments" or the "Company") (CSE: CXXI and OTC: CXXIF) today announced that it has reached an agreement to restructure payments for the $21.8 million balance remaining on the secured promissory note issued on January 15, 2019 ("Note") to Mr. Sonny Newman in connection with the Company's purchase of Silver State Relief LLC and Silver State Cultivation LLC.  The Company has also agreed to revised terms for the acquisition of Phantom Venture Group LLC and Phantom Brands LLC (together, "Phantom Farms").  These changes are designed to maintain positive cash flow for C21 Investments and position it for future growth.  All figures are in US dollars unless stated otherwise.

Restructuring highlights include:

1. December principal payment to Mr. Newman cancelled; monthly debt service obligations reduced by 70% to $600,000 per month starting Jan 1, 2020.

2. Consolidation of the Oregon business operations including the sale lease-back with the vendors of the Phantom Farms' properties on favourable terms.

3. Reduction of future share issuance obligations by approximately 6 million shares.

4. Aggregate annual run-rate cost reductions now tracking in excess of $6 million.

Demonstrating his flexibility and commitment to shareholders, President and CEO Sonny Newman, has agreed to cancel the December 1, 2019 principal payment of $800,000, lower the monthly payments due thereafter by $1,400,000 to $600,000 per month, and reduce the annual interest rate on the Note to 9.5% from 10%.  These terms will be effective through July 1, 2020 at which time the balance of the Note will be due and payable.

"This restructuring will allow the Company to move forward with its strategic plans and as the Company's largest shareholder, I continue to fully support the Company," said Sonny Newman. "In my letter to shareholders dated July 16, 2019, I identified right-sizing and integration of our operations in Oregon as a top priority. Today's announcement marks a significant milestone in achieving this goal."

C21 Investments has revised the terms of its acquisition of Phantom Farms.  Under the revised agreement, the real estate assets of Phantom Farms ("Properties") will transfer back to the vendors. C21 Investments will have a third-party appraise the value of the Properties and will issue to the vendors in shares priced at CAD$1.05 for any difference between the Properties' current value and the original agreement of $8.01 million due in October 2020. This represents a reduction in share issuance obligations for the Company of approximately 6 million shares. This transaction is scheduled to close in January 2020. In addition, under the new terms, the vendors will decrease the lease rates for C21 Investments on the Properties to 7% of the assessed value, and the Company will retain an option to purchase the properties.  The Phantom Farms' vendors will retain their earn-out shares per the original agreement.

Having successfully negotiated new debt service and acquisition terms, C21 Investments has formally engaged Eight Capital as its exclusive financial advisor to identify and assess strategic opportunities for the Company. Eight Capital is a Canadian, full-service investment dealer with a leading practice in the cannabis sector.

"The cannabis space continues to evolve rapidly and we want to ensure that all avenues for increasing shareholder value are considered by management and the Board," said Sonny Newman.

About C21 Investments

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Media contact:	Investor contact:
Skyler Pinnick	Michael Kidd
Chief Marketing Officer and Director	Chief Financial Officer and Director
Sky.Pinnick@cxxi.ca	Michael.kidd@cxxi.ca
+1 833 BUY-CXXI (289-2994)	+1 833 BUY-CXXI (289-2994)

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include: ability to restructure secured debt and the ability to service restructured debt.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company, including the ability of the Company to restructure its secured debt and to service its restructured debt. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the consequences of not restructuring its secured debt, the ability to service its debt, if restructured, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof, and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.